                             Graubard Miller
                          The Chrysler Building
                          405 Lexington Avenue
                        NEW YORK, N.Y. 10174-1901
                             (212) 818-8800
facsimile                                                   direct dial number

(212) 818-8881                                                (212) 818-8638
                                                               email address
                                                           jgallant@graubard.com

                                       November 9, 2006

Ms. Elaine Wolff
Securities and Exchange Commission
Mail Stop 4561
100 F Street, NE
Washington, DC 20549

             Re:   China Opportunity Acquisition Corp.
                   Registration Statement on Form S-1
                   Filed September 29, 2006
                   File No. 333-137716
                   -----------------------------------

Dear Ms. Wolff:

      On behalf of China Opportunity Acquisition Corp. (the "Company"), we
respond as follows to the Staff's comment letter, dated October 26, 2006, relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 1 to the
Registration Statement ("Amendment No. 1"), a copy of which has been marked with the changes from the original filing of the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 1 to Amanda
McManus.

      Please note that for the Staff's convenience, we have recited each of the
Staff's comments and provided the Company's response to each comment immediately thereafter. Additionally, we have, where appropriate, indicated in the markings of the courtesy hard copies of the marked Amendment No. 1 the specific locations in such amendment in which our responses to the Staff's comments are reflected.

GENERAL

1.    PLEASE REVISE YOUR DISCLOSURE THROUGHOUT TO EXPLAIN THAT THE UNDERWRITERS
      FIRM COMMITMENT OBLIGATION TO PURCHASE THE UNITS IS CONTINGENT UPON THE
      CONSUMMATION OF THE SALE OF THE INSIDER WARRANTS, AS SET FORTH IN SECTION
      4.9 OF THE FORM OF UNDERWRITING AGREEMENT FILED AS EXHIBIT 1.1 TO THE
      REGISTRATION STATEMENT.

Ms. Elaine Wolff
Securities and Exchange Commission
November 9, 2006

      We have revised the disclosure in the Registration Statement to indicate that the Company's initial public offering is contingent on the consummation of the sale of the insider warrants.

2.    REFER TO ARTICLE SEVENTH (B) OF YOUR FORM OF AMENDED AND RESTATED
      CERTIFICATE OF INCORPORATION, FILED AS EXHIBIT 3.1. WE NOTE THAT THE
      "TRUST FUND" WILL CONSIST OF "A CERTAIN AMOUNT" OF THE NET PROCEEDS OF THE
      IPO. PLEASE TELL US WHICH OF YOUR GOVERNING DOCUMENTS CONTAINS THE
      REQUIREMENT THAT YOU DEPOSIT $33,200,000 IN ESCROW FOLLOWING THE OFFERING
      AND REVISE YOUR DISCLOSURE TO REFLECT THE SOURCE OF THE OBLIGATION.

      The obligation to deposit $34,560,000 (representing $33,200,000 of the net proceeds of the Company's initial public offering and $1,360,000 from the private sale of the insider warrants) into a trust fund is set forth in the form of Investment Management Trust Agreement between the Company Continental Stock
Transfer & Trust Company, filed as Exhibit 10.8 to the Registration Statement.
We respectfully refer the Staff to page 6 of the Registration Statement which indicates the foregoing. Accordingly, we have not revised the disclosure in the
Registration Statement in response to this comment.

3.    PLEASE REVISE TO DISCLOSE HOW YOU WILL VALUE A PROPOSED ACQUISITION. FOR
      EXAMPLE, PLEASE DISCLOSE WHETHER YOUR GOVERNING DOCUMENTS WOULD PERMIT YOU
      TO VALUE A PROPOSED ACQUISITION AT THE REQUIRED 80% VALUE BY INFUSING THE
      ACQUISITION TARGET WITH YOUR OWN CAPITAL IMMEDIATELY BEFORE OR AFTER THE
      ACQUISITION SUCH THAT IT REACHED THE 80% LEVEL.

      The disclosure in the Registration Statement currently indicates that a target business which the Company wishes to acquire must have a fair value of at least 80% of the Company's net assets at the time of the business combination and that the fair market value of the target will be determined by the Company's board of directors based upon one or more standards generally accepted by the financial community (such as actual and potential sales, earnings and cash flow and book value). If the board is not able to independently determine that the target business has a sufficient fair market value, the Company will obtain an opinion from an unaffiliated, independent investment banking firm with respect to the satisfaction of such criteria. The Company is not permitted to disburse money from the trust account prior to the consummation of a business combination so there can be no cash infusion to the target before the closing. Although the funds held in the trust account are disbursed to the target business after the closing, we believe it is clear that the fair market value test cannot be met as a result of this post-closing distribution. Accordingly, we respectfully believe that the Staff's comment is inapplicable. We therefore have not revised the disclosure in the Registration Statement in response to this comment.

4.    WE NOTE YOUR DISCLOSURE ON THE FIRST PARAGRAPH AND ELSEWHERE THAT YOUR
      OFFICERS AND DIRECTORS HAVE AGREED TO VOTE THEIR PRE-IPO SHARES IN
      ACCORDANCE WITH THE VOTE OF THE MAJORITY OF THE PUBIC STOCKHOLDERS IN
      CONNECTION WITH THE MERGER. PLEASE REVISE FURTHER TO EXPLAIN HOW THIS
      AGREEMENT IS EXPECTED TO HAVE ANY BEARING ON THE OUTCOME OF THE

Ms. Elaine Wolff
Securities and Exchange Commission
November 9, 2006

      VOTE REGARDING A PROPOSED BUSINESS COMBINATION, WHEN APPROVAL THEREOF ONLY
      REQUIRES APPROVAL OF THE MAJORITY OF THE IPO SHARES VOTED.

      The Company's existing stockholders have agreed to vote the shares of common stock owned by them immediately prior to the offering in accordance with the majority of the shares of common stock voted by the public stockholders specifically to ensure that such stockholders will NOT have any bearing on the outcome of the vote. The agreement is designed to "sterilize" their interested vote (which interests are fully disclosed in the Registration Statement) in order to rest the ultimate decision on any particular business combination in the hands of the uninterested public stockholders. We have revised the disclosure in the Registration Statement to indicate the foregoing.

PROSPECTUS COVER PAGE

5.    PLEASE REVISE HERE AND THROUGHOUT TO CHARACTERIZE THE WARRANTS AS
      "CALLABLE" TO REFLECT THAT INVESTORS DO NOT HAVE THE RIGHT TO REDEEM BUT
      RATHER THAT YOU HAVE THE RIGHT TO CALL THE WARRANTS UNDER CERTAIN
      CIRCUMSTANCES AT A PRICE OF $.01 PER WARRANT.

      We respectfully disagree with the Staff that the warrants are "callable"
rather than "redeemable." As defined in Black's Law Dictionary, the term
"callable" is defined as an option to pay before maturity on call. The term
"call," when used in contract, is defined as a demand for the payment of an instrument. These phrases are often used in the context of bonds or debentures.
As such, the bonds or debentures are callable, thereby providing the company with an option to "call" the debt instrument and pay the full balance of such bond or debenture before the maturity date. The debtholder whose securities are
"called" do not have a choice, nor do they need to invest more money. Their instrument is simply "called" for and paid. In the case of the Company's warrants, upon redemption, the Company may repurchase the warrants for a price of $.01 per warrant, but only if the holder elects not to exercise his warrants.
The holder may choose to exercise instead of tendering his warrants for $.01 each. This choice means that the warrants are not "callable" like debt instruments - rather, they are redeemable. The definitions of "redeemable"
(defined as something that is subject to an obligation of redemption) and
"redemption" (defined as a repurchase or buying back) set forth in Black's Law
Dictionary support the Company's usage of these phrases.

      We further respectfully point the Staff to similar disclosure contained in all other blank check company initial public offering prospectuses, which disclosure is consistent with the Company's disclosure.

      For the foregoing reasons, we respectfully disagree with the Staff's comment and have continued to refer to the warrants as redeemable.

6.    REFER TO YOUR STATEMENT IN THE FIFTH PARAGRAPH ON THE COVER PAGE THAT
      UNITS, COMMON STOCK AND WARRANTS "WILL TRADE" ON THE OTCBB ON OR PROMPTLY
      AFTER THE DATE OF THE PROSPECTUS. SINCE IT DOES NOT APPEAR THAT YOU HAVE
      HAD AN APPLICATION TO LIST ON THE

Ms. Elaine Wolff
Securities and Exchange Commission
November 9, 2006

      OTCBB APPROVED, IT IS NOT APPROPRIATE TO CREATE THE IMPRESSION THAT YOU
      WILL TRADE ON THE OTCBB. SEE THE INTRODUCTORY NOTE TO ITEM 202 OF
      REGULATION S-K. PLEASE REVISE OR ADVISE.

      As with prior similar offerings, the Company will not request acceleration of effectiveness of the offering until the OTC Bulletin Board confirms that the units will be quoted. Accordingly, we do not believe the requested clarification is necessary.

7.    PLEASE EXPAND YOUR DISCLOSURE REGARDING THE TRUST ACCOUNT TO ADDRESS THE
      TIME PERIOD THE PROCEEDS WILL BE HELD IN THE TRUST AND BRIEFLY DESCRIBE
      THE CONDITIONS FOR RELEASING INVESTORS' FUNDS FROM THE TRUST.

      We have revised the disclosure on the prospectus cover page to address when and how the proceeds held in trust will be released.

PROSPECTUS SUMMARY, PAGE 1

8.    PLEASE RELOCATE YOUR SUMMARY "RISK" SECTION ON PAGE 10 SO THAT IT PRECEDES
      THE SUMMARY OF "THE OFFERING" AND TO INCLUDE THE MATERIAL RISKS RATHER
      THAN A CROSS REFERENCE TO THE RISK FACTOR SECTION. PLEASE INCLUDE IN THE
      SUMMARY RISK SECTION THE RISKS THAT:

      o     INVESTORS FUNDS WILL BE HELD IN TRUST FOR 24 MONTHS IN THE EVENT YOU
            DO NOT CONSUMMATE A BUSINESS COMBINATION

      o     IF THIRD PARTIES BRING CLAIMS AGAINST YOU, THE PROCEEDS HELD IN
            TRUST COULD BE REDUCED AND THE PER SHARE LIQUIDATION PRICE MAY BE
            LESS THAN $5.76 PER SHARE

      o     STOCKHOLDERS MAY BE HELD LIABLE FOR CLAIMS BY THIRD PARTIES AGAINST
            YOU TO THE EXTENT OF DISTRIBUTIONS RECEIVED BY THEM

      o     AN EFFECTIVE REGISTRATION STATEMENT MAY NOT BE IN PLACE WHEN AN
            INVESTOR DESIRES TO EXERCISE WARRANTS CAUSING SUCH WARRANTS TO BE
            PRACTICALLY WORTHLESS

      o     YOU MAY NOT ACQUIRE ANOTHER BUSINESS DIRECTLY BUT MAY PROVIDE FOR
            CONTROL OVER A BUSINESS THROUGH CONTRACTUAL ARRANGEMENTS

      We have revised the disclosure in the Registration Statement as requested.

9.    PLEASE INCLUDE YOUR INTERNET ADDRESS IF YOU HAVE ONE. SEE ITEM 101(E)(3)
      OF REGULATION S-K.

      The Company does not have an internet address.

Ms. Elaine Wolff
Securities and Exchange Commission
November 9, 2006

10.   PLEASE REVISE YOUR DISCLOSURE ON THE PENULTIMATE FULL PARAGRAPH ON PAGE 1
      TO EXPLAIN YOUR BASIS FOR BELIEVING THAT THE CHINESE MARKET PROVIDES
      "ATTRACTIVE VALUATIONS FOR TARGET BUSINESSES."

      We have removed the above-reference disclosure from the Registration
Statement.

11.   WE NOTE YOUR DISCLOSURE IN THE FINAL CARRY-OVER PARAGRAPH ON PAGE 35 THAT
      YOU COULD USE YOUR CAPITAL STOCK IN WHOLE OR IN PART TO PAY THE PURCHASE
      PRICE OF A BUSINESS COMBINATION AND THAT IN SUCH A CASE NET PROCEEDS NOT
      EXPENDED IN THE BUSINESS COMBINATION WILL BE USED "AS WORKING CAPITAL TO
      FINANCE THE OPERATIONS OF THE TARGET BUSINESS." PLEASE REVISE THE SUMMARY
      AND SUMMARY RISK FACTORS TO HIGHLIGHT THIS DISCLOSURE AND TO DISCUSS ANY
      LIMITATIONS ON THE INCURRENCE OF DEBT OR ISSUANCE OF STOCK FOR THIS
      PURPOSE. FURTHER PLEASE DISCLOSE THAT ONCE RELEASED FROM ESCROW, THE CASH
      AVAILABLE COULD BE ALSO BE USED AS WORKING CAPITAL TO PAY OFFICER AND
      DIRECTOR SALARIES, MAKE CHANGE OF CONTROL PAYMENTS, PAY FEES TO
      AFFILIATES, ETC.

      We have revised the disclosure in the "Prospectus Summary" to indicate that the Company may use the proceeds held in the trust account to consummate a business combination. We currently indicate in the "Use of Proceeds" and
"Management's Discussion and Analysis of Financial Condition and Results of
Operations" sections of the Registration Statement other possible uses of the proceeds held in trust to the extent such proceeds are not used to consummate a business combination, including the payment of finders' fees that had been incurred prior to a business combination. We have revised such information to include the payment of salaries or change of control payments. However, we do not believe this disclosure is necessary for the "Prospectus Summary."

      We hereby advise the Staff that there are no limitations on the incurrence of debt or issuance of stock for acquisition purposes. So long as stockholders approve a specific business combination, the Company may incur any amount of debt and/or issue any amount of stock in order to make up the purchase price necessary to complete a business combination.

12.   PLEASE DISCLOSE THE FACT THAT NON-INSTITUTIONAL INVESTORS MAY ONLY
      PURCHASE SECURITIES IN THIS OFFERING IF THEY RESIDE IN CERTAIN STATES,
      LISTING THOSE STATES.

      We have revised the "Prospectus Summary" to disclose the fact that non-institutional investors may purchase securities in this offering only if they reside in certain states, listing such states.

THE OFFERING, PAGE 3

13.   PLEASE REVISE TO DISCLOSE WHAT WILL HAPPEN TO THE UNITS AFTER THE WARRANTS
      AND THE COMMON STOCK UNDERLYING THEM BEGIN TO TRADE SEPARATELY. FOR
      INSTANCE, PLEASE DISCLOSE WHETHER THE UNITS MERELY EXPIRE AND SEPARATE
      INTO WARRANTS AND COMMON STOCK, OR

Ms. Elaine Wolff
Securities and Exchange Commission
November 9, 2006

      WHETHER THEY CONTINUE TO TRADE SEPARATELY. ALSO, PLEASE DESCRIBE WHAT
      UNITHOLDER ACTION IS NECESSARY TO CONVERT THE UNITS INTO THEIR COMPONENT
      PARTS.

      We have revised the disclosure in the "Prospectus Summary" to indicate that the units will continue to trade after the common stock and warrants begin to trade separately. We have also revised the disclosure to indicate that in order for a unitholder to separate his units into common stock and warrants, the holder's broker will need to request the transfer agent to separate such units.

14.   WE NOTE YOUR STATEMENT ON PAGE 6 REGARDING THE LIMITED PAYMENTS INSIDERS
      MAY RECEIVE IN CONNECTION WITH SERVICES RENDERED IN ORDER TO EFFECTUATE
      THE CONSUMMATION OF A BUSINESS COMBINATION. PLEASE REVISE YOUR SUMMARY TO
      DISCUSS ALL BENEFITS TO AFFILIATES IN CONNECTION WITH THE OFFERING OR
      CONSUMMATION OF A BUSINESS COMBINATION, INCLUDING ANY FUTURE FEES PAYABLE
      TO AFFILIATES, WHETHER BEFORE OR AFTER THE CONSUMMATION OF A BUSINESS
      COMBINATION.

      We have revised the disclosure in the "Prospectus Summary" to indicate that following a business combination, if any of the Company's existing stockholders, officers, directors, special advisors or affiliates remain associated with the Company, they may negotiate employment or consulting agreements that could provide for them to receive compensation in the form of cash payments and/or the Company's securities for services they would render to the Company after the consummation of the business combination.

15.   WE NOTE YOUR DISCLOSURE ON PAGE 2 THAT YOU MAY ISSUE A SIGNIFICANT AMOUNT
      OF DEBT OR EQUITY SECURITIES IN SITUATIONS IN WHICH YOU ACQUIRE A TARGET
      BUSINESS WITH A FAIR MARKET VALUE IN EXCESS OF 80% OF YOUR NET ASSETS.
      PLEASE REVISE TO CLARIFY THAT IN CONNECTION WITH ANY ACQUISITION, YOU ARE
      NOT REQUIRED TO USE THE TRUST FUNDS TO PAY THE PURCHASE PRICE OF A
      BUSINESS COMBINATION; RATHER YOU MUST CONSUMMATE A BUSINESS COMBINATION
      WITH A VALUE EQUAL TO 80% OF YOUR NET ASSETS. PLEASE REVISE TO HIGHLIGHT
      THIS DISCLOSURE AND TO DISCUSS ANY LIMITATIONS ON THE INCURRENCE OF DEBT
      OR ISSUANCE OF STOCK FOR THIS PURPOSE. FURTHER, PLEASE REVISE TO EXPLAIN
      THAT 80% OF YOUR NET ASSETS INCLUDES ONLY THE AMOUNTS HELD IN TRUST,
      EXCLUDING DEFERRED UNDERWRITERS DISCOUNTS. FINALLY, PLEASE DISCLOSE THAT
      YOU ARE NOT REQUIRED TO USE ONLY THE PROCEEDS HELD IN TRUST TO COMPLETE A
      BUSINESS COMBINATION AND THAT ONCE RELEASED FROM THE TRUST, THE CASH
      AVAILABLE COULD BE ALSO BE USED AS WORKING CAPITAL TO PAY OFFICER AND
      DIRECTOR SALARIES, MAKE CHANGE OF CONTROL PAYMENTS, PAY FEES TO
      AFFILIATES, ETC.

      We have revised the disclosure in the Registration Statement to indicate that the Company must consummate a business combination with a target business whose fair market value is at least equal to 80% of the Company's net assets meaning all of its assets, including the funds held in the trust account, less liabilities (but assuming for this purpose only that the deferred underwriting commissions are not liabilities). As indicated above, there are no limitations on the incurrence of debt or issuance of stock for acquisition purposes.

Ms. Elaine Wolff
Securities and Exchange Commission
November 9, 2006

      We have revised the disclosure in the "Prospectus Summary" to indicate that the Company may use the proceeds held in the trust account to consummate a business combination. We currently indicate in the "Use of Proceeds" and
"Management's Discussion and Analysis of Financial Condition and Results of
Operations" sections of the Registration Statement the other possible uses of the proceeds held in trust to the extent such proceeds are not used to consummate a business combination, including the payment of finders' fees that had been incurred prior to a business combination. We have revised such information to include the payment of salaries or change of control payments.
However, we do not believe this disclosure is necessary for the "Prospectus
Summary."

16.   PLEASE REVISE TO INCLUDE A SUMMARY OF CONFLICTS OF INTEREST.

      We have revised the disclosure in the Registration Statement to include a summary of the conflicts of interest applicable to this offering.

17.   PLEASE REVISE YOUR DISCLOSURE NEXT TO THE HEADING "COMMON STOCK:" ON PAGE
      4 TO EXPLAIN THAT THE NUMBER OF SHARES TO BE OUTSTANDING AFTER THE
      OFFERING DOES NOT INCLUDE THE SHARES UNDERLYING THE WARRANTS.

      The above-referenced line item specifically indicates that the number provided relates to actually outstanding shares of common stock. As shares of common stock underlying warrants are not outstanding, we respectfully believe that making the requested revision would only cause confusion to a reader.
Accordingly, we have not revised the disclosure in the Registration Statement in response to this comment.

18.   PLEASE REVISE YOUR DISCLOSURE NEXT TO THE HEADING "REDEMPTION:" ON PAGE 4
      TO EXPLAIN THAT YOU MAY NOT CALL ANY WARRANTS FOR REDEMPTION UNLESS A
      REGISTRATION STATEMENT COVERING THE WARRANTS AND UNDERLYING STOCK IS IN
      EFFECT. IN ADDITION, PLEASE REVISE HERE AND IN YOUR FINAL RISK FACTOR ON
      PAGE 14 TO EXPLAIN THAT THE INSIDER WARRANTS WOULD CONTINUE TO BE
      EXERCISABLE INTO RESTRICTED SECURITIES DESPITE THE FACT THAT THE PUBLIC
      SHAREHOLDERS MAY BE UNABLE TO EXERCISE THEIR WARRANTS OR HAVE THEM
      REDEEMED. THIS DISCUSSION SHOULD HIGHLIGHT THE FACT THAT THE PUBLIC
      WARRANT HOLDERS' WARRANTS COULD EXPIRE WORTHLESS IF YOU FAIL TO MAINTAIN
      AN EFFECTIVE REGISTRATION STATEMENT COVERING THE UNDERLYING STOCK, WHEREAS
      THE INSIDER WARRANTS MAY NOT.

      We have revised the disclosure in the Registration Statement as requested.

19.   PLEASE EXPLAIN FURTHER, IN THE SECOND FULL PARAGRAPH ON PAGE 5, HOW THE
      REDEMPTION CRITERIA IS MEANT TO PROVIDE "LIQUIDITY TO CUSHION THE MARKET
      REACTION" TO YOUR REDEMPTION CALL.

      We have revised the disclosure in the Registration Statement as requested.

CONVERSION RIGHTS FOR STOCKHOLDERS VOTING TO REJECT A BUSINESS COMBINATION,

Ms. Elaine Wolff
Securities and Exchange Commission
November 9, 2006

20.   WE NOTE YOUR STATEMENT THAT STOCKHOLDERS VOTING AGAINST A BUSINESS
      COMBINATION WILL BE ENTITLED TO CONVERT THEIR STOCK INTO A PRO RATA SHARE
      OF THE TRUST ACCOUNT "LESS ANY AMOUNTS DISTRIBUTED TO US." PLEASE REVISE
      TO CLARIFY THE NATURE AND AMOUNT OF DISTRIBUTIONS THAT MAY BE MADE TO YOU.
      FURTHER, PLEASE QUANTIFY THE AMOUNT, OR A RANGE, THAT STOCKHOLDERS WHO
      REJECT A BUSINESS COMBINATION MAY RECEIVE UPON CONVERSION.

      We have revised the disclosure in the Registration Statement as requested.

21.   REFER TO THE FINAL PARAGRAPH ON PAGE 8. PLEASE DISCLOSE WHETHER YOU HAVE
      RECEIVED A WRITTEN AGREEMENT FROM THE EXISTING STOCKHOLDERS NOT TO SEEK
      APPRAISAL RIGHTS WITH RESPECT TO THEIR SHARES.

      We have revised the disclosure in the Registration Statement to indicate that the initial stockholders have contractually agreed not to seek appraisal rights with respect to their shares and filed such agreement as Exhibit 10.14 with Amendment No. 1.

SUMMARY FINANCIAL DATA, PAGE 11

22.   PLEASE RECONCILE YOUR DISCLOSURE IN THE FOOTNOTE THAT THE ADJUSTED AMOUNTS
      IN THE CHART ASSUME THE PAYMENT OF THE DEFERRED UNDERWRITERS DISCOUNT WITH
      DISCLOSURE IN THE THIRD PARAGRAPH AFTER THE CHART THAT "THE TOTAL AMOUNT
      TO BE PLACED IN TRUST INCLUDES" THE UNDERWRITERS DISCOUNT. IN PARTICULAR,
      IT IS NOT CLEAR WHETHER THE QUOTED DISCLOSURE REFERS TO THE QUANTITIES IN
      THE CHART OR CONSTITUTES MERELY A STATEMENT OF FACT.

      The above-referenced statement contained in the third paragraph of the
"Summary Financial Data" section is merely a statement of fact. We have revised this paragraph in the Registration Statement to indicate that the information in the "Balance Sheet Data" table assumes the payment of the deferred underwriting discount to clarify this point.

23.   WE NOTE YOUR STATEMENT ON PAGE 6 THAT "`THERE WILL BE NO FEES OR OTHER
      CASH PAYMENTS PAID TO OUR EXISTING OFFICERS, DIRECTORS, ADVISORS OR THEIR
      AFFILIATES PRIOR TO, OR FOR ANY SERVICES THEY RENDER IN ORDER TO
      EFFECTUATE, THE CONSUMMATION OF A BUSINESS COMBINATION" (EMPHASIS ADDED).
      PLEASE REVISE YOUR SUMMARY TO DISCUSS ALL BENEFITS TO AFFILIATES IN
      CONNECTION WITH THE OFFERING OR CONSUMMATION OF A BUSINESS COMBINATION,
      INCLUDING ANY FUTURE FEES PAYABLE TO AFFILIATES, WHETHER BEFORE OR AFTER
      THE CONSUMMATION OF A BUSINESS COMBINATION.

      As indicated in response to Comment 14 above, we have revised the disclosure to indicate that following a business combination, if any of the
Company's existing stockholders, officers, directors, special advisors or affiliates remain associated with the Company, they may negotiate employment or consulting agreements that could provide for them to receive compensation in the form of cash payments and/or the Company's securities for services they would render to the Company after the consummation of the business combination.

Ms. Elaine Wolff
Securities and Exchange Commission
November 9, 2006

RISK FACTORS, PAGE 13

24.   PLEASE INCLUDE A RISK FACTOR DISCUSSING THE FACT THAT IF YOU DO NOT BUY AN
      OPERATING COMPANY, INVESTORS' FUNDS WILL BE TIED UP IN ESCROW FOR AS LONG
      AS TWO YEARS.

      We have revised the disclosure to include a risk factor discussing the fact that if the Company does not complete a business combination, investors'
funds will be kept in the Company's trust account for as long as 24 months and will not be available for their use.

25.   PLEASE INCLUDE A SEPARATE RISK FACTOR EXPLAINING THAT THE BOARD IS NOT
      REQUIRED TO OBTAIN AN INDEPENDENT THIRD PARTY APPRAISAL IN CONNECTION WITH
      DETERMINING THE FAIR MARKET VALUE OF AN ACQUISITION, EVEN IF THE TARGET IS
      AN AFFILIATE OR A COMPANY IN WHICH AN AFFILIATE HAS AN INTEREST.

      We have revised the disclosure to include a separate risk factor explaining that the Company's board of directors is not required to obtain an independent third party appraisal in connection with determining the fair market value of a target business, even if the target is an affiliate or a company in which an affiliate has an interest.

WE MAY BE DEPENDENT ON INTEREST EARNED ON THE TRUST ACCOUNT TO FUND OUR SEARCH
FOR A TARGET BUSINESS OR BUSINESS TO COMPLETE OUR INITIAL BUSINESS COMBINATION,

26.   PLEASE QUANTIFY, UNDER THIS RISK FACTOR HEADING, YOUR EXPECTED WORKING
      CAPITAL NEEDS FOR THE FIRST AND SECOND 12 MONTH-PERIODS IF YOU DO NOT
      BREAK ESCROW DURING THIS PERIOD.

      We respectfully do not believe the requested disclosure is necessary. The worst scenario for investors would be that the full $500,000 initially available to the Company from the proceeds of the offering will be used in full by the end of the first year after the Company's offering and that sufficient interest will not be earned on the trust fund proceeds, thereby leaving the Company without any funds to continue its operations and search for a business combination. As a result, we have presented the risk showing the worst possible outcome to investors. Accordingly, we have not made any revision to the disclosure in response to this comment.

BECAUSE THE SEPTEMBER 8, 2006, PRC MERGER AND ACQUISITION REGULATIONS PERMIT THE
GOVERNMENT AGENCIES TO HAVE SCRUTINY OVER THE ECONOMICS OF AN ACQUISITION
TRANSACTION AND REQUIRE CONSIDERATION IN A TRANSACTION TO BE PAID WITHIN STATED
TIME LIMITS, WE MAY NOT BE ABLE TO NEGOTIATE A TRANSACTION THAT IS ACCEPTABLE TO
OUR STOCKHOLDERS OR SUFFICIENTLY PROTECT THEIR INTERESTS IN A TRANSACTION, PAGE
24

27.   PLEASE EXPLAIN FURTHER THE STATEMENT THAT THE NEW REGULATIONS "REQUIRE NEW
      FOREIGN SOURCED CAPITAL OF NOT LESS THAN 25% OF THE COMPANY'S
      POST-ACQUISITION CAPITAL IN ORDER TO OBTAIN FIE TREATMENT." IN PARTICULAR,
      EXPLAIN THE TREATMENT THAT A COMPANY WITH LESS

Ms. Elaine Wolff
Securities and Exchange Commission
November 9, 2006

      THAN SUCH 25% FOREIGN SOURCED CAPITAL WOULD RECEIVE AND WHY FIE TREATMENT
      IS DESIRABLE.

      We have revised the disclosure in the Registration Statement as requested.

THE PRC MERGER AND ACQUISITION REGULATIONS OF SEPTEMBER 8 2006, HAVE INTRODUCED
INDUSTRY_ PROTECTION AND ANTI-TRUST ASPECTS TO THE ACQUISITION OF CHINESE
COMPANIES AND ASSETS WHICH MAY LIMIT OUR ABILITY TO EFFECT AN ACQUISITION, PAGE
24

28.   REFER TO THE FOURTH SENTENCE UNDER THIS HEADING. PLEASE EXPLAIN WHAT THE
      PHRASE "INCLUDING ANY ONE OF THE LEVEL OF SALES OF ASSETS WITHIN CHINA"
      MEANS.

      We have revised the disclosure in the Registration Statement as requested.

ANY DEVALUATION OF CURRENCIES USED IN THE PRC COULD NEGATIVELY IMPACT OUR TARGET
BUSINESS' RESULTS OF OPERATIONS AND ANY APPRECIATION THEREOF COULD CAUSE THE
COST OF A TARGET BUSINESS AS MEASURED IN DOLLARS TO INCREASE, PAGE 26

29.   REFER TO THE PENULTIMATE SENTENCE UNDER THIS RISK FACTOR HEADING. PLEASE
      DISCLOSE THE FIGURE AGAINST WHICH THE RENMINBI'S PERCENTAGE APPRECIATION
      IS MEASURED.

      We have revised the disclosure in the Registration Statement as requested.

FLUCTUATIONS IN THE VALUE OF THE RENMINBI RELATIVE TO FOREIGN CURRENCIES COULD
AFFECT OUR OPERATING RESULTS, PAGE 26

30.   PLEASE EXPLAIN THE CIRCUMSTANCES UNDER WHICH YOU MIGHT BE REQUIRED TO
      CONVERT RENMINBI TO A DIFFERENT CURRENCY.

      There are a variety of examples that could require the Company to convert
Renminbi to a different currency following a business combination. For instance, the Company could purchase goods or services from countries outside of China and such providers of goods or services could require payment in their own country's currency. We respectfully do not believe that such type of disclosure is necessary.

USE OF PROCEEDS, PAGE 29

31.   PLEASE REVISE THE ESTIMATED UNDERWRITING, NON-ACCOUNTABLE EXPENSE
      ALLOWANCE TO REPRESENT 0.5% OF GROSS PROCEEDS UNDER THE SCENARIO IN WHICH
      THE OVER-ALLOTMENT OPTION IS EXERCISED IN FULL.

      We wish to advise the Staff that under the rules of the National
Assocation of Securities Dealers, Inc., underwriters are not entitled to receive a non-accountable expense allowance with respect to the gross proceeds received upon exercise of the over-allotment option. Accordingly, the underwriters are not receiving any non-accountable expense allowance upon exercise of the

Ms. Elaine Wolff
Securities and Exchange Commission
November 9, 2006

over-allotment option. We therefore have not revised the Registration Statement in response to this comment.

32.   ON PAGE 31, YOU STATE THAT IF YOU HAVE INSUFFICIENT FUNDS TO PAY THE COSTS
      OF LIQUIDATION YOUR INITIAL STOCKHOLDERS HAVE AGREED TO ADVANCE YOU THE
      FUNDS NECESSARY TO COMPLETE SUCH LIQUIDATION, CURRENTLY ANTICIPATED TO BE
      NO MORE THAN $15,000 AND HAVE AGREED NOT TO SEEK REPAYMENT OF SUCH
      EXPENSES. PLEASE REVISE TO DISCLOSE WHETHER YOUR AGREEMENTS WITH YOUR
      STOCKHOLDERS ARE WRITTEN OR ORAL. IF THEY ARE WRITTEN, PLEASE FILE THEM AS
      EXHIBITS. ALSO, PLEASE DISCLOSE WHETHER THESE LIQUIDATION EXPENSES INCLUDE
      DEBTS AND OBLIGATIONS OWED TO TARGET BUSINESSES OR VENDORS.

      We have revised the disclosure in the Registration Statement to indicate that the agreement to fund any necessary liquidation expenses and not seek repayment for such expenses is a contractual obligation. We wish to advise the
Staff that such agreements are contained in the letter agreements between the
Company, EarlyBirdCapital, Inc. and the initial stockholders, filed as Exhibits
10.1 through 10.6 of the Registration Statement.

33.   ON PAGES 32 AND 57, YOU STATE THAT YOU PLAN TO REPAY THE LOAN PAYABLE TO
      MR. EDELSON FROM THE PROCEEDS OF THIS OFFERING. PLEASE REVISE THIS SECTION
      TO NOTE THIS FACT.

      We currently indicate on page 36 of the Registration Statement that the
"loan will be repaid out of the proceeds of this offering..." Accordingly, we have not revised the disclosure in response to this comment.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS, PAGE 35

34.   PLEASE REVISE THIS SECTION TO INCLUDE A TABULAR DISCLOSURE OF YOUR
      CONTRACTUAL OBLIGATIONS AS REQUIRED BY ITEM 303(A)(5) OF REGULATION S-K.

      Item 303(a)(5) of Regulation S-K requires companies to provide the information specified by such item as of the latest fiscal year end balance sheet date. As the Company did not have any contractual obligations as of the balance sheet date included in the Registration Statement, no information would need to be disclosed. We therefore have not revised the disclosure in response to this comment.

PROPOSED BUSINESS, PAGE 37

35.   PLEASE PROVIDE A COPY OF THE REPORT REFERENCED IN THE FIRST BULLET POINT
      ON PAGE 37 AND HIGHLIGHT OR OTHERWISE INDICATE THE PORTIONS OF THIS REPORT
      THAT SUPPORTS YOUR DISCLOSURE.

      We hereby provide the Staff with highlighted copies of information from the National Bureau of Statistics of China that we cite. The information is not in the form of a report but instead simply factual data that is reported by such agency.

Ms. Elaine Wolff
Securities and Exchange Commission
November 9, 2006

GOVERNMENT REGULATIONS, PAGE 37

36.   PLEASE EXPAND YOUR DISCLOSURE IN THE SECOND SENTENCE UNDER THIS HEADING TO
      EXPLAIN WHAT A "TRADE AND SERVICE RELATED FOREIGN SERVICE EXCHANGE
      TRANSACTION" IS.

      We have revised the disclosure in the Registration Statement to clarify what a trade and service related foreign service exchange transaction is.

EFFECTING A BUSINESS COMBINATION, PAGE 38

37.   REFER TO THE THIRD FULL PARAGRAPH ON PAGE 40. PLEASE DISCLOSE WHETHER THE
      $360,000 REFERRED TO IN THE LAST SENTENCE IS IN ADDITION TO THE $360,000
      DEFERRED UNDERWRITERS' COMPENSATION TO BE HELD IN TRUST UNTIL CONSUMMATION
      OF A BUSINESS COMBINATION.

      We have revised the disclosure on page 44 of the Registration Statement to indicate that the $360,000 payment due to EarlyBirdCapital, Inc. for assisting the Company with a business combination is an additional payment owed upon consummation of a business combination.

38.   WE NOTE YOUR DISCLOSURE IN THE PENULTIMATE PARAGRAPH ON PAGE 42 THAT YOU
      WILL DISTRIBUTE FUNDS TO CONVERTING STOCKHOLDERS "PROMPTLY" AFTER
      COMPLETION OF A BUSINESS COMBINATION. PLEASE PROVIDE DISCLOSURE TO EXPLAIN
      WHAT YOU MEAN BY "PROMPTLY" IN THIS CONTEXT, DESCRIBE WHAT EVENT WILL BE
      DEEMED THE "CONSUMMATION" OF A BUSINESS COMBINATION AND EXPLAIN HOW LONG
      AFTER THE STOCKHOLDER VOTE YOU EXPECT SUCH CONSUMMATION TO OCCUR.

      We have revised the disclosure in the Registration Statement to indicate that (i) the Company anticipates distributing the per-share conversion amount to stockholders seeking conversion rights within 10 business days after the consummation of a business combination, (ii) that the consummation of a business combination would generally occur upon the making any necessary corporate filings with the State of Delaware, such as a certificate of merger, and the disbursement of the proceeds held in the trust fund and (iii) that the Company anticipates the consummation of a business combination would occur on the same date, or shortly after, stockholders vote to approve a business combination.

EMPLOYEES, PAGE 46

39.   PLEASE REVISE TO DISCLOSE WHETHER YOU HAVE ENTERED INTO EMPLOYMENT
      AGREEMENTS WITH YOUR EXECUTIVE OFFICERS. IF YOU DO NOT HAVE AGREEMENTS
      WITH YOUR EXECUTIVES, PLEASE REVISE YOUR DISCLOSURE TO STATE YOUR BASIS
      FOR THE FOLLOWING STATEMENTS:

      o     "ONCE MANAGEMENT LOCATES A SUITABLE TARGET BUSINESS TO ACQUIRE, THEY
            WILL SPEND MORE TIME INVESTIGATING SUCH TARGET BUSINESS AND
            NEGOTIATING AND PROCESSING THE BUSINESS COMBINATION;" AND

Ms. Elaine Wolff
Securities and Exchange Commission
November 9, 2006

      o     "[YOU] PRESENTLY EXPECT MESSRS. EDELSON, SHERECK AND PURO TO DEVOTE
            AN AVERAGE OF APPROXIMATELY 10 HOURS PER WEEK TO OUR BUSINESS."

      We have revised the disclosure to indicate that the Company does not have employment agreements with its executive officers. We have also added language to the first referenced statement that it is just the Company's expectation that such situation will occur. We have also added disclosure stating that these expectations are based on management's personal experiences in searching for acquisitions and negotiating transactions.

FACILITIES, PAGE 45

40.   PLEASE EXPLAIN HOW YOU ARE ABLE TO OCCUPY SPACE AT 354 EAST 50TH STREET AT
      NO CHARGE.

      We wish to advise the Staff that the Company is using space at 354 East
50th Street in an office of Cornerstone Financial Corp., an entity of which the sole owner is Rose-Marie Fox, one of the Company's directors. Ms. Fox has agreed to allow the Company to use the space it requires at no charge to the Company.

PERIODIC REPORTING AND AUDITED FINANCIAL STATEMENT, PAGE 46

41.   PLEASE REVISE TO REFLECT THE FACT THAT YOU ARE REGISTERING THE OFFERING OF
      THE UNITS, COMMON STOCK AND WARRANTS UNDER THE SECURITIES ACT OF 1933,
      RATHER THAN THE SECURITIES AND EXCHANGE ACT OF 1934.

      While the Company is registering the offering of the units, common stock and warrants on a Registration Statement on Form S-1 under the Securities Ac of
1933, the Company will also be registering the units, common stock and warrants under the Securities Exchange Act of 1934, as this is necessary for the commencement of a public company's reporting obligations. The above-referenced section deals with the latter registration. Accordingly, we respectfully believe that the reference to the Securities Exchange Act of 1934 is correct. However, we have revised the disclosure in the Registration Statement to indicate that the units, common stock and warrants will be registered under the Securities and
Exchange Act of 1934 as of the date of the prospectus.

MANAGEMENT, PAGE 51

SPECIAL ADVISORS, PAGE 52

42.   PLEASE EXPLAIN THE RELATIONSHIP BETWEEN YOU AND THE "SPECIAL ADVISORS,"
      DESCRIBING ANY AGREEMENTS THAT EXIST BETWEEN YOU AND THE ADVISORS TO
      PROVIDE PRODUCTS OR SERVICES AND IDENTIFY THE CONTROL PERSONS FOR CHINA
      INVESTMENT GROUP LLC.

      We wish to advise the Staff that the Company has no formal arrangements or agreements with any of its advisors to provide products or services to the
Company. The special advisors will simply provide advice and assistance to the
Company, at the Company's request, only if

Ms. Elaine Wolff
Securities and Exchange Commission
November 9, 2006

they are able to. Please be advised that the control person of China Investment
Group LLC is David Dempsey, its chairman.

CONFLICTS OF INTEREST, PAGE 53

43.   REFER TO THE FIRST PARAGRAPH ON PAGE 54. PLEASE DISCLOSE THE NAMES OF ANY
      ENTITIES TO WHICH YOUR MANAGEMENT HAS PRE-EXISTING FIDUCIARY OBLIGATIONS
      WHICH MIGHT HAVE PRIORITY OVER AN OBLIGATION TO THE COMPANY.

      We have revised the disclosure in the Registration Statement to indicate the names of any entities to which the Company's management has pre-existing fiduciary obligations which might have priority over an obligation to the
Company.

44.   PLEASE REVISE YOUR DISCLOSURE IN THE PENULTIMATE PARAGRAPH ON PAGE 54 TO
      EXPLAIN WHETHER THE STOCK ACQUIRED BY INSIDERS IN THE IPO AND AFTERMARKET
      WILL BE CONSIDERED PART OF THE HOLDINGS OF THE PUBLIC STOCKHOLDERS FOR ALL
      PURPOSES, INCLUDING VOTING AND LIQUIDATION RIGHTS.

      We have revised the disclosure in the Registration Statement as requested.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

UNDERTAKINGS, PAGE II-5

45.   WE NOTE YOU HAVE INCLUDED THE UNDERTAKINGS FOR A REGISTRATION STATEMENT
      RELYING ON RULE 430A. PLEASE CONFIRM YOU INTEND TO RELY ON RULE 430A.

      We hereby confirm we intend to rely on Rule 430A. Specifically, pursuant to Rule 430A, the underwriting syndicate and discounts or commissions to dealers, as well as the specific terms of the securities (i.e., the warrant exercise and expiration dates) will be omitted from the form of prospectus filed as part of the Registration Statement and included in a final prospectus filed with the Commission pursuant to Rule 424(b) of the Securities Act of 1933, as amended.

EXHIBITS

46.   WE HAVE REVIEWED COUNSEL'S OPINION SET FORTH AS EXHIBIT 5.1. WE NOTE IN
      THE FIRST PARAGRAPH OF THE OPINION COUNSEL'S STATEMENT THAT "THE
      REGISTRATION STATEMENT RELATED TO THE RESALE BY CERTAIN INDIVIDUALS" OF
      THE INSIDER WARRANTS AND STOCK UNDERLYING THOSE WARRANTS. PLEASE REVISE
      YOUR REGISTRATION STATEMENT SUBSTANTIALLY TO INCLUDE DISCLOSURE REQUIRED
      IN RESALE REGISTRATION STATEMENTS, INCLUDING PAYMENT OF THE REGISTRATION
      FEE THEREFORE, ITEM 507 OF REGULATION S-K DISCLOSURE AND OTHER RELEVANT
      DISCLOSURE ITEMS. ALTERNATIVELY, PROVIDE A REVISED OPINION OF COUNSEL
      WHICH DOES NOT INCLUDE THIS STATEMENT.

Ms. Elaine Wolff
Securities and Exchange Commission
November 9, 2006

      Notwithstanding the Staff's comment, there have been changes in the purchasers of the insider warrants to be sold privately by the Company simultaneously with the consummation of the offering. Accordingly, we have removed the resale of the insider warrants from the Registration Statement.
Therefore, this comment is no longer applicable.

      If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

                                             Very truly yours,

                                             /s/ Jeffrey M. Gallant

                                             Jeffrey M. Gallant

cc:   Harry Edelson
      David M. Nussbaum
      Steven Levine
      Robert J. Mittman, Esq.

Enclosures